December 17, 2012

Via EDGAR

Mr. Todd K. Schiffman
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Grupo Aval Acciones y Valores S.A. (the “Company”)
Annual Report on Form 20-F
Filed April 30, 2012
File No. 000--54290

Dear Mr. Schiffman:

Set forth below are the Company’s responses to the oral comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Company’s letter dated September 26, 2012 responding to the Staff’s comment letter dated September 12, 2012 regarding the Company’s Annual Report on Form 20-F filed on April 30, 2012 (the “2011 20-F”).

For your convenience, the Staff’s comments are set forth in italics before the Company’s responses.

Related Party Transactions, page 279

1.
Please include in the table on page 279 loans from affiliates to Grupo Aval or its subsidiaries (i.e., liabilities of the group) and distinguish such loans from loans by Group banks to affiliates (i.e., assets of the group).  If loans from affiliates are already included in the table, please revise the table to distinguish between loans from affiliates and loans to affiliates.

The Company undertakes to include in future filings loans from affiliates to Grupo Aval or its subsidiaries in the equivalent table to that contained on page 279 of the 2011 20-F and to distinguish such loans from loans by Grupo Aval banks to its affiliates.

2.	Clarify that interest rates charged on all such loans are at “market rates” or, if not, disclose the variances.

The Company undertakes to include the requested disclosure in future filings. The Company notes that it has included in footnote (2) to the table on page 279 disclosure that states “All outstanding loans are made in the ordinary course of business, and on terms and conditions not materially different from those available to the general public, including interest and collateral” and in the subsection titled “Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates” and “Loans granted to related parties by our banking subsidiaries” disclosure that provides that such loans were provided on “an arm’s length basis”.

3.	If the amounts of loans at period end disclosed in the document are materially different than the average balance of such loans during the period, please disclose the difference.

The Company undertakes to include the requested disclosure in future filings.

In providing these responses, and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	Grupo Aval Acciones y Valores S.A. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•
Grupo Aval Acciones y Valores S.A. may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses with you at your convenience. Should you have any questions about the responses contained herein, please contact Nicholas A. Kronfeld of Davis Polk & Wardwell LLP at 212-450-4950.

Sincerely,

/s/ Javier Diaz Fajardo

Javier Diaz Fajardo Vice President of Investor Relations

cc: Nicholas A. Kronfeld, Davis Polk & Wardwell LLP